TAMANDARE EXPLORATIONS INC.
                     23046 Avenida de la Carlota, Suite 600
                             Laguna Hills, CA 92653
                                  (800)859-7894
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                                                               December 14, 2010

Mr. Ethan Horowitz
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re: Tamandare Explorations Inc.
    Form 10-K for Fiscal Year Ended December 31, 2009
    Filed February 16, 2010
    File No. 333-150149

Dear Mr. Horowitz,

In response to your letter dated December 2, 2010 we have amended the Form 10-K for the Fiscal Year Ended December 31, 2009 and provide the following information.

Form 10-K for Fiscal Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm, page 11

     1. The 10-K has been amended to include the revised audit report provided to us by the auditor that specifically identifies each of the periods presented in the comparitive financial statements as required by AU
          Section 508.8.

Signatures, page 26

     2. We have revised the Signatures section to comply with General Instruction D to Form 10-K. Due to a change in Management as reported on Form 8-K on November 24, 2010 this Form 10-K/A has been signed by our current Officer and Director. We have also revised the cover page of the filing with the company's new address and telephone number.

Sincerely,


/s/ David J. Moss
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David J. Moss
CEO & Director